Hermitage Offshore Services Ltd. Announces Rescheduling of Second Quarter 2019 Earnings Release date to September 4, 2019
Hamilton, Bermuda,  August 27, 2019.
Hermitage Offshore Services Ltd. (the “Company”) announced today that it has rescheduled the date of its second quarter 2019 earnings to the morning of September 4, 2019 (Eastern Daylight Time), which was previously scheduled for August 29, 2019. The change in date enables the Company to finalize the various elements relating to the accounting for the April 2019 acquisition of assets from Scorpio Offshore Holding Inc., or SOHI.
In April 2019, the Company acquired 13 vessels consisting of two anchor handling tug supply vessels (“AHTS vessels”), and 11 crew boats from SOHI in exchange for 8,126,219 common shares of the Company for aggregate consideration of $22.6 million (the “Transaction”).  The Transaction resulted in SOHI and its affiliated entities, which are part of the Scorpio group of companies (collectively referred to as "Scorpio"), obtaining a controlling voting interest in the Company.  Accordingly, the Company will be accounting for the Transaction as a  reverse acquisition of assets.
Further information on the Transaction and related accounting, including the purchase price allocation, will be provided in the Company’s second quarter 2019 earnings release scheduled for September 4, 2019.

About the Company
Hermitage Offshore Services Ltd. is an offshore support vessel company that owns 23 vessels consisting of 10 platform supply vessels, or PSVs, two anchor handling tug supply vessels, or AHTS vessels, and 11 crew boats.  The Company’s vessels primarily operate in the North Sea or the West Coast of Africa.
Additional information about the Company is available at the Company's website www.hermitage-offshore.com, which is not a part of this press release.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel (OSV) market, changes in charter hire rates and vessel values, demand in offshore supply vessels, the Company’s operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
Contacts:

Hermitage Offshore Services Ltd.
+ 377 9798 5717 (Monaco)
+ 1 646 432 3315 (New York)
Web-site: www.hermitage-offshore.com